Exhibit 99.1
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS LETTER AGREEMENT. CONFIDENTIAL PORTIONS HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.
Commonwealth Bank
Commonwealth Bank of Australia
ABN 48 123 123 124

Institutional Banking & Markets	Telephone: +61 2 9513 1026	Penny Bishop
Level 21 – DP Tower 1	Facsimile: +61 2 9513 9491	Senior Vice President
201 Sussex Street	Email: bishoppe@cba.com.au
Sydney NSW 2000

9 December 2008
cc:
Mr. Peter Ricketts	Mr. Robert Larry
Senior Vice-President –	Global Chief Financial Officer
Treasury, Financial Strategy and Planning	Sims Metal Management Limited
Sims Metal Management Limited	325 North LaSalle Street
Sir Joseph Banks Corporate Park	Suite 550
Suite 3, Level 2 32-34 Lord Street	Chicago, IL 60610
Botany NSW 2019	United States of America
Dear Peter,
Annual Review of Facilities
A $450 million Multi Option Facility Agreement (“MOFA”) Dated 29 October 1991 (as amended) between Sims Group Ltd (Renamed Sims Metal Management Limited and related companies (“Sims Metal Management”) and the Commonwealth Bank (the Bank”)
On behalf of the Commonwealth Bank of Australia (“the Bank”), I am pleased to confirm that the Availability Period under the MOFA has been extended to 31 December 2010. Such extension is subject to the existing terms and conditions as amended by the following:

1.	A new pricing schedule as follows to be applied from the first drawdown following acceptance of this letter;

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Margin and Commitment Fees as per the following matrix:

Debt/EBITDA	Margin (pa)	Commitment Fee (pa)

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[*] Confidential Treatment Requested

2.	Documentation satisfactory to the Bank being prepared and executed by 31 January 2009 or such later date as may be agreed by the Bank. In this regard, the MOFA and the existing Negative Agreement will need to be re-documented in a consolidated form;

3.	Inclusion of a Market Disruption clause for all drawings in USD, NZD, EUR, GBP and other foreign currencies (as may be agreed by the Bank), to be included in the re-documented MOFA.
Response Format
We are delighted to provide Sims Metal Management with the Bank’s offer to be extended the Multi Option.
Acceptance of the extension to the MOFA will be affected by duly signing and returning the duplicate of this letter. This offer is available for acceptance until 5:00pm 19 December 2008.
Yours faithfully,
/s/ Penny Bishop
Penny Bishop
Senior Vice President
Institutional Banking & Markets
The Terms and Conditions outlined above are accepted.
Signed by:
For and behalf of Sims Metal Management Limited
/s/ Peter Ricketts
[*] Confidential Treatment Requested